Almaden Drills Further New High Grade Mineralisation Within and Outside PFS Pit, Hits 8.40 Meters of 0.35 g/t Gold, 1035.0 g/t Silver and 8.50 Meters of 1.05 g/t Gold and 511.4 g/t Silver

VANCOUVER, BC -- (Marketwired - July 18, 2017) - Almaden Minerals Ltd. ("Almaden" or "the Company") (TSX: AMM) (NYSE MKT: AAU) is pleased to announce new assay results from Almaden's ongoing exploration and development program at the Company's Tuligtic project, Mexico. Results reported today are from drill holes TU-17-494, 495, 496 and 497 drilled on sections 10+500 and 10+775 East. Holes TU-17-494, 495 and 496 intersected significant mineralisation and veining inside or immediately outside of the 2017 PFS pit north of the Main Ixtaca Zone. Hole TU-17-497 expanded the Main Ixtaca Zone to depth. Highlights from these drillholes include the following intercepts:

Hole TU-17-494  SECTION 10+775 EAST Az. 330, Dip -74
18.25 meters @ 0.69 g/t Au and 262.7 g/t Ag                Ixtaca North Zone
    Including 8.50 meters @ 1.05 g/t Au and 511.4 g/t Ag   Ixtaca North Zone
26.00 meters @ 0.19 g/t Au and 346.1 g/t Ag                Ixtaca North Zone
    Including 8.40 meters @ 0.35 g/t Au and 1035.0 g/t Ag  Ixtaca North Zone
        Including 4.90 meters @ 0.23 g/t Au and 1704.2 g/t
         Ag                                                Ixtaca North Zone

Hole TU-17-495  SECTION 10+500 EAST Az. 150, Dip -70
21.00 meters @ 1.57 g/t Au and 49.0 g/t Ag                 Ixtaca North Zone
    Including 1.85 meters @ 10.49 g/t Au and 481.5 g/t Ag  Ixtaca North Zone
11.00 meters @ 1.85 g/t Au and 106.5 g/t Ag                Ixtaca North Zone
    Including 2.20 meters @ 8.13 g/t Au and 498.7 g/t Ag   Ixtaca North Zone
26.10 meters @ 0.80 g/t Au and 9.4 g/t Ag                  Ixtaca North Zone
    Including 7.05 meters @ 1.73 g/t Au and 12.6 g/t Ag    Ixtaca North Zone

Hole TU-17-496  SECTION 10+775 EAST Az. 330, Dip -85
23.50 meters @ 0.26 g/t Au and 65.8 g/t Ag                 Ixtaca North Zone

Hole TU-17-497  SECTION 10+775 EAST Az. 150, Dip -55
19.25 meters @ 1.05 g/t Au and 73.5 g/t Ag                 Main Ixtaca Zone
    Including 4.80 meters @ 3.43 g/t Au and 232.1 g/t Ag   Main Ixtaca Zone

The mineralisation reported today confirms the presence of additional important zones of veining immediately adjacent to the Main Ixtaca Zone and points to the exploration potential of the project in general. The Ixtaca deposit was discovered in 2010 beneath a large area of largely barren clay alteration which has been confirmed subsequently to represent the upper portions of a gold and silver bearing epithermal vein system. Since the discovery Almaden has focussed its efforts on the development of the Ixtaca Zone, however today's results clearly show the potential for additional mineralisation, not only proximal to the deposit, but more broadly project wide beneath the high level clay alteration.

J.D. Poliquin, chairman of Almaden stated, "When low sulphidation epithermal precious metal deposits are formed, metal bearing fluid rises from depth, filling fractures with quartz, calcite and precious metal minerals. In the highest mineralised areas of the system, the same fluids can be dispersed through multiple smaller fractures to form a sheeted vein zone or swarm such as we have at the Main Ixtaca Zone. The veinlets that comprise the Main Ixtaca Zone individually carry very elevated gold and silver grades, but as they are spread out within a broad area of limestone host rock, the overall average grade is lower. To have a completely preserved system as at Ixtaca is exciting but unusual as many epithermal vein systems in Mexico have been eroded down to the feeder veins where base metals are often abundant, making them by metal content lead and zinc deposits with high precious metal credits. The intercepts reported today further demonstrate the potential for large tonnage sheeted vein zones, as well as bonanza feeder vein zones below. Our 2017 exploration drill program is targeting both."

About the Ixtaca Deposit Feasibility Program

The Company has selected independent engineers Moose Mountain Technical Services ("MMTS") and Knight Piesold Ltd. ("KP") to prepare a feasibility study. Various feasibility-related programs are currently underway, including:

--  Feasibility-level engineering design;
--  Additional geotechnical evaluations in areas of infrastructure and pit slope;
--  Continued monitoring of water quality and flow;
--  Metallurgical test work to further refine the process flowsheet;
--  The Comisión Federal de Electricidad (CFE), the state-owned electric utility of Mexico, has confirmed the availability of power from its substation located 27 km from the Ixtaca Project. CFE has been engaged to complete engineering studies required to deliver power;
--  Assessment of contractors suitable to complete site access road improvements required for the mine construction.

MMTS is an association of Geologists, Engineers and Technicians providing experienced knowledge in Geology, Mine Engineering, and Metallurgical Services and Support to the mining industry for over 15 years. Through their network of associates, they provide an integrated team of experts and QP's. Services range from early grassroots exploration and development, block model builds, resource and reserve estimates, advanced planning and studies for mine proposals (including operational support), process design and permitting process guidance and support. MMTS has experience working on coal, gold, silver, copper, molybdenum, and tungsten deposits throughout North and South America and around the world. A list of specific projects worked on by MMTS can be found at www.moosemmc.com.

KP is an international consulting firm and recognized leader in providing engineering and environmental services. KP's expertise has been applied to hundreds of surface and underground mining projects in all stages of development and a broad range of environmental settings. KP provides industry leading services in water and waste management, tailings disposal, heap leach pads, rock mechanics and environmental services, and has been recognized for innovative services that meet high standards of reliability, security and cost effectiveness.

Other Ixtaca Project Developments

Almaden confirms that it recently made the US$2.0 million option payment to the vendor of the Rock Creek Mill. A further payment of US$3.75 million is due in June, 2018, at which point the Company will have completed all of the payments required for purchase of the mill.

Almaden has engaged Dynamic Engineering Services ("Dynamic"), which specializes in the dismantlement and transportation of large industrial sites, as project lead for the transport of the Rock Creek mill from Nome, Alaska to Mexico. Dynamic currently has a team at the Rock Creek site preparing for next year's move. Preparations involve establishing a camp for personnel, arranging for delivery of initial containers to site this summer, engaging with the Nome port authorities, preparing the mill for dismantlement, and confirming the availability and working order of equipment required for disassembling the plant. As part of this process, Almaden recently purchased a used mobile crane which is currently at the site, for US$50,000.

The Company has completed the preparation of its Environmental Impact Assessment (MIA) for the Ixtaca project, and has provided the document to third party consultants for review. Based on guidance from this third party, Almaden anticipates submitting these permits in the third quarter.

In its technical report on the Ixtaca project, which was prepared in accordance with National Instrument 43-101 and filed on SEDAR on May 17, 2017, Almaden's technical consultants identified the potential for the dominant host rock at the Ixtaca project -- limestone -- to be a valuable by-product of the gold and silver production.

A large portion of the Ixtaca waste rock is non-mineralized limestone. Geo-chemical and geo-mechanical tests indicate that most of the limestone waste rock is likely suitable for use as an aggregate. The high calcium content also makes it potentially suitable for agriculture. Given Ixtaca's location near a significant industrial park and along major highways linking Mexico City to Puebla City, the technical consultants have recommended that the >60 million tonne per year Mexican aggregate market should be investigated.

In addition, chemical analysis of the limestone flotation tailings shows high calcium content with low impurities. The technical consultants have also recommended an investigation to determine if the Ixtaca flotation tailings are a potential feedstock for a cement production process.

Almaden intends to engage a third party specialist in aggregate products to explore the potential by-product contribution of this aggregate material. The potential to find a market for these by-products could have significant benefits for the project, both through their contribution to the revenue stream and through the decreased downstream handling of the un-mineralised waste rock.

About the Ixtaca Drilling Program and the Ixtaca Zone

The Ixtaca Zone is a blind discovery made by the Company in 2010 on claims staked by the Company. The deposit is an epithermal gold-silver deposit, mostly hosted by veins in carbonate units and crosscutting dykes ("basement rocks") with a minor component of disseminated mineralisation hosted in overlying volcanic rocks.

The Ixtaca deposit is located in a developed part of Mexico in Puebla State, the location of significant manufacturing investments including Volkswagen and Audi plants. The deposit is accessed by paved road and is roughly 30 kilometres from an industrial park with rail service where significant manufacturers such as Kimberly Clarke have facilities. Any potential mining operation at Ixtaca would be located in an area previously logged or cleared with negligible to no current land usage.

The Company has access to the entire project area and works closely with local officials and residents. The Company has employed roughly 70 people in its exploration program who live local to the Ixtaca deposit. For example, local employees have made up virtually all the drilling staff and have been trained on the job to operate the drill rigs being used at the project. The Company has implemented a comprehensive science based and objective community relations and education program for employees and all local stakeholders to transparently explain the exploration and development program underway as well as the potential impacts and benefits of any possible future mining operation at Ixtaca. The Company regards the local inhabitants to be major stakeholders in the Ixtaca deposit's future along with the Company's shareholders. Every effort is being made to create an open and clear dialogue with our stakeholders to ensure that any possible development scenarios that could evolve from the feasibility study work are properly understood and communicated throughout the course of the Company's exploration and development program. To better explain the impacts of a mining operation at Ixtaca the Company has conducted numerous tours for local residents to third party operated mines in Mexico so that interested individuals can form their own opinions of mining based on first-hand experience. The Company invites all interested parties to visit www.almadenminerals.com to find out more about our community development, education and outreach programs.

Technical Details of the Ixtaca Drilling Program

The Main Ixtaca and Ixtaca North Zones of veining are interpreted to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. The Chemalaco (Northeast Extension) Zone strikes roughly north-south (340 azimuth) and dips at 55 degrees to the west. This interpretation suggests that true widths range from approximately 82% of intersected widths for a -70 degree hole to 99% of intersected widths for a -40 degree hole. The orientations of the new vein zones intersected in the holes reported today are not well understood and true widths cannot be calculated at this time.

Mr. Norm Dircks, P.Geo., a qualified person ("QP") under the meaning of NI 43-101, is the QP and project manager of Almaden's Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy ("AAS"). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy ("ICP-AES"). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish. Intervals that returned assays below detection were assigned zero values.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden's quality assurance and control program which complies with National Instrument 43-101 requirements.

Cautionary Note concerning estimates of Measured, Indicated and Inferred Mineral Resources

This news release uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with Canadian National Instrument 43-101 ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission ("SEC"), and mineral resource information contained herein may not be comparable to similar information disclosed by United States companies.

This news release uses the terms "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" to comply with reporting standards in Canada. We advise United States investors that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into mineral reserves under SEC definitions. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Therefore, United States investors are also cautioned not to assume that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of pre-feasibility or other economic studies. It cannot be assumed that all or any part of the "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" will ever be upgraded to a higher category.

About Almaden

Almaden Minerals Ltd. owns 100% of the Tuligtic project in Puebla State, Mexico, subject to a 2.0% NSR royalty held by Almadex Minerals Limited. Tuligtic covers the Ixtaca Gold-Silver Deposit, which was discovered by Almaden in 2010.

On Behalf of the Board of Directors

"Morgan Poliquin"

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

Contact Information:

Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/